中策集團有限公司
China Strategic Holdings Limited

香港九龍觀塘鴻圖道51號保華企業中心8樓
8/F., Paul Y. Centre, 51 Hung To Rd.,
Kwun Tong, Kowloon, Hong Kong.
電話 Tel : (852) 2372 0130
傳真 Fax : (852) 2537 6591

FORM OF RULE 12G3-2(b) TRANSMITTAL LETTER TO THE SEC

RECEIVED JUN 08 2004 181 WASH. D.C. SECTION

7th June, 2004

Re: China Strategic Holdings Limited – File No. 82-3596

Securities and Exchange Commission
450 Fifth Street, [redacted]
Washington, D.C
U.S.A.

04030805

SUPPL

BY COURIER

Ladies and Gentlemen,

In connection with Rule 12g3-2(b) exemption of China Strategic Holdings Limited ("CSH"), CSH hereby furnishes the Securities and Exchange Commission with the following documents:-

PROCESSED
JUN 18 2004
THOMSON FINANCIAL

1. Announcement dated 4th May, 2004;
2. Announcement dated 5th May, 2004;
3. 2003 Annual Report; and
4. Circular dated 30th April, 2004.

The CSH file number (82-3596) appears on the upper right hand corner of the first page of each document.

Yours faithfully,
For and on behalf of
China Strategic Holdings Limited

Jenny Chan
Secretary

Encl.

JC/DT/CSH04

File No. 82-3596

中國日報 香港版
CHINA DAILY Hong Kong Edition
WEDNESDAY, MAY 5, 2004

CHINA STRATEGIC HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 235)

DISCLOSURE PURSUANT TO RULE 13.16 OF THE LISTING RULES

This announcement is made pursuant to Rule 13.16 of the Listing Rules to disclose the details of financial assistance to an affiliated company of the Company.

As at the date of this Announcement, Wing On, an affiliated company of the Company under the Listing Rules, owes an amount to a wholly-owned subsidiary of CEL, a non-wholly owned subsidiary of the Company which percentage ratio exceeds 8% in accordance with the Listing Rules.

This announcement is made pursuant to Rule 13.16 of the Listing Rules to disclose the details of financial assistance to an affiliated company of CEL.

The Directors announce that CEL, a non-wholly owned subsidiary of the Company, has on 4th May, 2004 entered into an agreement with Wing On, an affiliated company of the Company under the Listing Rules, pursuant to which CEL has agreed to procure the registered holder of the 2002 Note, which is a wholly-owned subsidiary of CEL, not to demand immediate repayment of the outstanding principal amount of the 2002 Note, being HK$84.8 million (together with interest accrued thereon) as at the date of this announcement, until completion of the proposed issue of the 2004 Note to CEL or its nominee or 4th June, 2004, whichever is the earlier. The percentage ratio of the outstanding amount under the 2002 Note exceeds 8% in accordance with the Listing Rules. The 2002 Note was issued on 19th April, 2002 and matured on 19th April, 2004. As stated in the announcement of Wing On dated 17th March, 2004, CEL has conditionally subscribed for the 2004 Note, the proceeds of which are to be applied towards the repayment of the outstanding principal amount of the 2002 Note. In the meantime, interest will continue to accrue on the outstanding principal amount of the 2002 Note at the rate of 2% per annum. The 2002 Note is unsecured. The subscription of 2002 Note by CEL had been funded from internal resources.

The Company will fulfill the continuing disclosure obligation under Rule 13.22 of the Listing Rules in subsequent interim and annual reports.

As at the date of this announcement, the board of directors of the Company comprises Dr. Chan Kwok Keung, Charles, Dr. Yap, Allan, Mr. Li Wa Kin, Ms. Chau Mei Wah, Rosanna, Ms. Chan Ling, Eva as executive directors, Mr. Chan Kwok Hung and Mr. Lui Siu Tsuen, Richard as alternate directors to Dr. Chan Kwok Keung, Charles and Dr. Yap, Allan respectively and Mr. David Edwin Bussmann and Ms. Fung Wan Yiu, Agnes as independent non-executive directors.

DEFINITION

In this announcement, the following terms have the following meanings:—

"CEL"	means China Enterprises Limited, a company incorporated in Bermuda with limited liability, the shares of which are traded on the OTC Bulletin Board in the United States of America and is owned as to approximately 55.2% effective equity interest and approximately 88.8% effective voting interest by the Company;
"Company"	means China Strategic Holdings Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Main Board of the Stock Exchange;
"Listing Rules"	means the Rules Governing the Listing of Securities on the Stock Exchange;
"Stock Exchange"	means The Stock Exchange of Hong Kong Limited;
"Wing On"	means Wing On Travel (Holdings) Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Main Board of the Stock Exchange;
"2002 Note"	means the 2% convertible note due 2004 of an outstanding principal amount of HK$84.8 million issued by Wing On to CEL or its nominee; and
"2004 Note"	means the convertible note to be issued by Wing On to CEL or its nominee with a principal amount of HK$155 million, which entitles the holder thereof to convert into shares of HK$0.01 in the share capital of Wing On at any time from the date of issue of the convertible note up to the maturity of the convertible note at an initial conversion price of HK$0.020 per share (subject to adjustment) pursuant to a conditional agreement dated 13th January, 2004 (as amended on 17th March, 2004 and 4th May, 2004) between Wing On and CEL.

By order of the board of
China Strategic Holdings Limited
Jenny Chan
Secretary

Hong Kong, 4th May, 2004

File No. 82-3596

中國日報 香港版
CHINA DAILY Hong Kong Edition
THURSDAY MAY 6 2004

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA STRATEGIC HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 235)

DISCLOSURE PURSUANT TO RULE 13.16 OF THE LISTING RULES

The Company wishes to clarify CEL has agreed to procure the registered holder of the 2002 Note not to demand immediate repayment of the outstanding principal amount of the 2002 Note until completion of the proposed issue of the 2004 Note to CEL or its nominee or 14th June, 2004, whichever is the earlier.

Reference is made to the announcement of the Company dated 4th May, 2004 (the "Announcement"). Terms defined in the Announcement have the same meaning when used in this announcement.

The Company notes a typographical error in the Announcement and wishes to clarify CEL has agreed to procure the registered holder of the 2002 Note not to demand immediate repayment of the outstanding principal amount of the 2002 Note until completion of the proposed issue of the 2004 Note to CEL or its nominee or 14th June, 2004 (not 4th June, 2004), whichever is the earlier.

As at the date of this announcement, the board of directors of the Company comprises Dr. Chan Kwok Keung, Charles, Dr. Yap, Allan, Mr. Li Wa Kin, Ms. Chau Mei Wah, Rosanna, Ms. Chan Ling, Eva as executive directors, Mr. Chan Kwok Hung and Mr. Lui Siu Tsuen, Richard as alternate directors to Dr. Chan Kwok Keung, Charles and Dr. Yap, Allan respectively and Mr. David Edwin Bussmann and Ms. Fung Wan Yiu, Agnes as independent non-executive directors.

By order of the board of
China Strategic Holdings Limited
Jenny Chan
Secretary

Hong Kong, 5th May, 2004

SING PAO 成報 DAILY NEWS
2004年5月6日 星期四

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

中策集團有限公司

(於香港註冊成立之有限公司)

(股份代號：235)

根據上市規則第13.16條之披露

本公司謹此澄清，CEL同意促使二零零二年票據之登記持有人不會要求立即償還二零零二年票據之未償還本金額，直至完成建議向CEL或其代名人發行二零零四年票據之日期或二零零四年六月十四日(以較早者為準)為止。

謹提述本公司於二零零四年五月四日發表之公佈(「該公佈」)。本公佈所用詞彙與該公佈所界定者具備相同涵義。

本公司留意到該公佈中有一處排印錯誤並謹此澄清：CEL同意促使二零零二年票據之登記持有人不會要求立即償還二零零二年票據之未償還本金額，直至完成建議向CEL或其代名人發行二零零四年票據之日期或二零零四年六月十四日(而非該公佈所載之二零零四年六月四日)(以較早者為準)為止。

於本公佈日期，本公司董事會由以下之人士組成：陳國強博士、Yap, Allan博士、李華健先生、周美華女士及陳玲女士為執行董事，陳國鴻先生為陳國強博士之替任董事及呂兆泉先生為Yap, Allan 博士之替任董事，及卜思問先生及馮蘊瑤女士為獨立非執行董事。

File No. 82-3596

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your securities in China Strategic Holdings Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or the transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

CHINA STRATEGIC HOLDINGS LIMITED
(中策集團有限公司)

(Incorporated in Hong Kong with limited liability)

Stock code: 235

PROPOSAL TO
REFRESH THE 10% GENERAL LIMIT ON GRANT OF OPTIONS
UNDER THE SHARE OPTION SCHEME,
GENERAL MANDATES TO REPURCHASE SHARES
AND TO ISSUE NEW SHARES,
PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION
AND
NOTICE OF ANNUAL GENERAL MEETING

A notice of the Annual General Meeting to be held at 11th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong on 29th June, 2004 at 11:30 a.m. is set out on pages 15 to 22 of this circular. A form of proxy for use by the Shareholders at the Annual General Meeting is enclosed. Whether or not you intend to attend the Annual General Meeting in person, please complete the form of proxy enclosed in accordance with the instructions printed thereon and return it to the share registrars of the Company, Standard Registrars Limited at G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong as soon as practicable but in any event not later than 48 hours before the time appointed for holding the Annual General Meeting. Completion and return of the form of proxy will not preclude you from attending and voting in person at the Annual General Meeting should you so wish.

30th April, 2004

CONTENTS

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement contained herein misleading.

DEFINITIONS

In this circular, the following expressions shall have the following meanings unless the context indicates otherwise:

"Annual General Meeting"	the annual general meeting of the Company to be held at 11th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong on 29th June, 2004 at 11:30 a.m., or any adjournment thereof (or as the case may be)
"Articles"	the articles of association of the Company
"associate(s)"	has the same meaning ascribed to it under the Listing Rules
"Board"	the board of Directors
"CAO"	the Companies (Amendment) Ordinance 2003
"Company"	China Strategic Holdings Limited, a company incorporated in Hong Kong with limited liability, and the shares of which are listed on the main board of the Stock Exchange
"Companies Ordinance"	the Companies Ordinance (Chapter 32 of the Laws of Hong Kong)
"connected person(s)"	has the same meaning ascribed to it under the Listing Rules
"Directors"	the directors of the Company
"General Mandate"	a general mandate to allot, issue and deal with new Shares not exceeding 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of the ordinary resolution in relation thereof
"Group"	the Company and its subsidiaries
"Hanny"	Hanny Holdings Limited, a company incorporated in Bermuda whose shares are listed on the Stock Exchange
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong

"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Latest Practicable Date"	26th April, 2004, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Paul Y."	Paul Y. — ITC Construction Holdings Limited, a company incorporated in Bermuda whose securities are listed on the Stock Exchange
"Refreshment"	the proposed refreshment of the 10% general limit on grant of options under the Share Option Scheme and all other share option scheme(s) of the Company
"Repurchase Mandate"	authority to repurchase the fully paid up Shares of up to 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of the ordinary resolution in relation thereof
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) as amended from time to time
"Share Option Scheme"	the share option scheme adopted by the Company at an extraordinary general meeting dated 4th June, 2002
"Shareholder(s)"	the holder(s) of the Share(s)
"Share(s)"	the ordinary share(s) of HK$0.10 each in the share capital of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers
"%"	per cent.
"2003 Annual Report"	the annual report of the Company for the year ended 31st December, 2003

CHINA STRATEGIC HOLDINGS LIMITED
(中策集團有限公司)

(Incorporated in Hong Kong with limited liability)

Executive Directors:
Chan Kwok Keung, Charles
(Chairman and Chief Executive Officer)
Yap, Allan *(Vice Chairman)*
Li Wa Kin *(Deputy Managing Director)*
Chau Mei Wah, Rosanna
Chan Ling, Eva

Independent non-executive Directors:
David Edwin Bussmann
Fung Wan Yiu, Agnes

Alternate Directors:
Chan Kwok Hung *(Alternate to Chan Kwok Keung, Charles)*
Lui Siu Tsuen, Richard *(Alternate to Yap, Allan)*

Registered office:
8th Floor
Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon
Hong Kong

30th April, 2004

To the Shareholders

Dear Sir/Madam,

PROPOSAL TO REFRESH THE 10% GENERAL LIMIT ON GRANT OF OPTIONS UNDER THE SHARE OPTION SCHEME, GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE NEW SHARES, PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND NOTICE OF ANNUAL GENERAL MEETING

INTRODUCTION

The purpose of this circular is to provide you with information regarding certain ordinary and special resolutions to be proposed at the Annual General Meeting to enable you to make an informed decision on whether to vote for or against those resolutions.

At the Annual General Meeting, resolutions, amongst others, will be proposed for the Company to approve (i) the Refreshment; (ii) the proposed granting of the Repurchase Mandate and the General Mandate to the Directors; and (iii) the amendments to the Articles to align with the amended Listing Rules which have become effective on 31st March, 2004 and the SFO and the CAO which have become effective on 1st April, 2003 and 13th February, 2004 respectively.

REFRESHMENT OF THE 10% GENERAL LIMIT ON GRANT OF OPTIONS UNDER THE SHARE OPTION SCHEME

On 4th June, 2002, the Company adopted the Share Option Scheme in compliance with the Listing Rules in respect of the share option schemes of a listed company.

As at 4th June, 2002, being the date on which the Shares were listed on the Stock Exchange and the Share Option Scheme became unconditional, the maximum number of Shares which may be issued upon exercise of all options to be granted under the Share Option Scheme and all the other share option scheme(s) of the Company is 46,097,894 Shares, being 10% of the Shares in issue on such date.

As at the Latest Practicable Date, out of the total of 25,000,000 options granted under the Share Option Scheme (including exercised, outstanding, cancelled or lapsed), 25,000,000 options have been exercised, and none of the options were outstanding, lapsed or cancelled.

Unless the 10% general limit on grant of options under the Share Option Scheme and other share option scheme(s) of the Company is "refreshed", only up to 21,097,894 Shares may be issued pursuant to the grant of further options under the Share Option Scheme.

The Refreshment will enable the Company to grant further options to eligible participants, being any employee, executive or officer of the Group (including executive and non-executive directors of the Group) and any supplier, consultant, agent, adviser, shareholder, customer, partner, business associate who, at the sole discretion of the Board, will contribute or has contributed to the Group as incentives or rewards.

Proposal

It is therefore proposed that subject to the approval of the Shareholders at the Annual General Meeting and such other requirements prescribed under the Listing Rules, the general limit on grant of options under the Share Option Scheme and all other share option scheme(s) of the Company will be refreshed to 10% of the Shares in issue as at the date of the approval by the Shareholders at the Annual General Meeting and options previously granted under the Share Option Scheme and any other share option scheme(s) of the Company (including those outstanding, cancelled, lapsed in accordance with such scheme(s) or exercised options) will not be counted for the purpose of calculating the limit as refreshed.

Pursuant to the Listing Rules, the Shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the Share Option Scheme and any other share option scheme(s) of the Company at any time will not exceed 30% of the Shares in issue from time to time. No options shall be granted under any scheme(s) of the Company or any of its subsidiaries if this will result in the 30% limit being exceeded.

As at the Latest Practicable Date, there were 881,595,087 Shares in issue. Assuming that no further Shares will be issued prior to the date of approving the refreshed general limit by the Shareholders, the maximum number of options that can be granted by the Company under the refreshed limit would be 88,159,058 Shares.

Conditions

As required by the Share Option Scheme and the Listing Rules, an ordinary resolution will be proposed at the Annual General Meeting to approve the "refreshed" general limit of the Share Option Scheme and all other share option scheme(s) of the Company such that the total number of Shares which may be issued upon exercise of all options to be granted under the refreshed general limit must not exceed 10% of the total number of Shares in issue as at the date of approving of the refreshed general limit.

The adoption of the refreshed general limit of the Share Option Scheme and other share option scheme(s) of the Company is conditional upon:

(a) the Shareholders passing an ordinary resolution to approve the refreshment of the 10% general limit on grant of options under the Share Option Scheme and all other share option scheme(s) of the Company at the Annual General Meeting; and

(b) the Stock Exchange granting the approval of the listing of, and permission to deal in, the Shares to be issued pursuant to the exercise of any options granted under the refreshed general limit of the Share Option Scheme and all other share option scheme(s) of the Company.

Application for Listing

Application will be made to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Shares which may fall to be issued upon the exercise of any options that may be granted under the Refreshment.

GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE NEW SHARES

General mandate to repurchase Shares

At the Annual General Meeting, ordinary resolution no. 5 will be proposed that the Directors be given the Repurchase Mandate. Under the Repurchase Mandate, the maximum number of Shares that the Company may repurchase shall not exceed 10% of the issued and fully paid up share capital of the Company as at the date of passing of the resolution. The Company's authority is restricted to repurchase Shares of the Company on the market in accordance with the Listing Rules. The mandate allows the Company to make repurchases only during the period ending on the earliest of the date of the next annual general meeting of the Company, the date by which the next annual general meeting of the Company is required to be held by the Articles or any applicable law of Hong Kong or the date upon which such authority is revoked or varied by an ordinary resolution of the Shareholders at a general meeting of the Company.

In accordance with the Listing Rules, an explanatory statement is set out in Appendix I of this circular to provide you with requisite information reasonably necessary to enable you to make an informed decision on whether to vote for or against the proposed ordinary resolution for the grant of the Repurchase Mandate at the Annual General Meeting.

General mandate to issue new Shares

At the Annual General Meeting, ordinary resolutions nos. 6 and 7 will also be proposed that the Directors be given the General Mandate in order to ensure flexibility and discretion to the Directors to issue new Shares. In addition, a resolution will also be proposed to extend the General Mandate by adding to it the number of such Shares repurchased under the Repurchase Mandate.

Amendments to the Articles

The Stock Exchange has revised the Listing Rules and the new Listing Rules have become effective on 31st March, 2004. In addition, the SFO and the CAO have recently become effective on 1st April, 2003 and 13th February, 2004 respectively.

The Board therefore proposes to make certain amendments to the Articles in compliance with the revised Listing Rules and at the same time bring the Articles up to date with the SFO and Companies Ordinance.

Amendment to Article 85(b) will be proposed to reflect the enactment of the SFO which includes the definition of "clearing house".

Pursuant to the Companies Ordinance as amended by the CAO, a director may be removed by an ordinary resolution instead of a special resolution notwithstanding any provision in a company's constitution. In this regard, an amendment to the Articles to reflect this legislative change will also be proposed at the Annual General Meeting.

The corporate governance issues including, among other things, disclosure of information on proposed directors before election at general meeting and notices to be given in relation thereto, and voting of members at general meeting and of directors at board meeting on any matter in which the directors and/or his associates have a material interest as required under Appendix 3 to the revised Listing Rules will also be incorporated in the proposed amendments to the Articles.

Set out in the special resolution no. 8 of the notice of Annual General Meeting on pages 15 to 22 of this circular are amendments to the Articles that are proposed. A summary of the proposed amendments are also set out in the Appendix II of this circular.

ANNUAL GENERAL MEETING

A notice of the Annual General Meeting is set out on pages 15 to 22 of this circular. At the Annual General Meeting, in addition to the ordinary business of the meeting, resolutions will be proposed to approve the Refreshment, the General Mandate, the Repurchase Mandate and the amendments to the Articles respectively.

Details of the Directors who are proposed to be re-elected at the Annual General Meeting are set out in the 2003 Annual Report.

A form of proxy for use by the Shareholders at the Annual General Meeting is enclosed. Whether or not you intend to attend and vote at the Annual General Meeting in person, you are requested to complete the form of proxy enclosed in accordance with the instructions printed thereon and return it to the share registrars of the Company, Standard Registrars Limited at G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, as soon as practicable but in any event not less than 48 hours before the time appointed for holding the Annual General Meeting. Completion and return of the form of proxy will not preclude you from attending and voting in person at the Annual General Meeting should you so wish.

Pursuant to Article 80 of the Articles, every resolution submitted to a general meeting shall be determined on a show of hands in the first instance by the Shareholders present in person, but a poll may be demanded (before or upon the declaration of the result of the show of hands) by the Chairman or by:

(a) at least 3 Shareholders present in person or by proxy for the time being entitled to vote at the meeting; or

(b) any Shareholder or Shareholders present in person or by proxy and representing not less than one-tenth of the total voting rights of all the Shareholders having the right to vote at the meeting; or

(c) any Shareholder or Shareholders present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

RECOMMENDATION

The Directors consider that (i) the Refreshment; (ii) the proposed granting of the Repurchase Mandate and the General Mandate to the Directors; and (iii) the proposed amendments to the Articles are in the best interests of the Company and the Shareholders as a whole and, accordingly, the Directors recommend all Shareholders to vote in favour of the ordinary and special resolutions nos. 4 to 8 to be proposed at the Annual General Meeting in respect thereof.

DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the registered office of the Company during the normal business hours from the date of this circular up to and including the date of the Annual General Meeting:

(i) the memorandum and the Articles of the Company; and

(ii) the Share Option Scheme.

Yours faithfully,
For and on behalf of
China Strategic Holdings Limited
Chan Ling, Eva
Executive Director

This Appendix serves as an explanatory statement required by Rule 10.06(1)(b) of the Listing Rules and also as a memorandum of the terms of a proposed repurchase of shares required by section 49BA(3)(b) of the Companies Ordinance, to provide you with all the information reasonably necessary to enable you to make an informed decision on whether to vote for or against the proposed resolutions.

LISTING RULES

The Listing Rules permit companies whose primary listings are on the Stock Exchange to repurchase their own shares on the Stock Exchange subject to certain restrictions, the most important of which are summarised below:

(a) Shareholders' approval

All proposed repurchases of shares on the Stock Exchange by a company with its primary listing on the Stock Exchange must be approved in advance by an ordinary resolution, either by way of a general mandate or by specific approval.

(b) Source of funds

Repurchases of shares must be funded entirely from the company's available cashflow or working capital facilities and will be made out of funds legally available for such purpose in accordance with the company's memorandum and articles of association and the laws of Hong Kong.

REASONS FOR SHARES REPURCHASE

The Directors believe that it is in the best interests of the Company and the Shareholders to continue to have a general authority from the Shareholders to enable the Directors to repurchase Shares on the market. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net value of the Company and its assets and/or its earnings per share and will only be made when the Directors believe that such repurchases will benefit the Company and the Shareholders as a whole.

SHARE CAPITAL

As at the Latest Practicable Date, (i) the Company had 881,595,087 Shares in issue or an issued share capital of HK$88,159,508.70; and (ii) there were no share options outstanding under the Share Option Scheme entitling holders thereof to subscribe for Shares.

Subject to the passing of the proposed ordinary resolution approving the Repurchase Mandate no further Shares is issued, allotted or repurchased by the Company prior to the Annual General Meeting, the exercise of the Repurchase Mandate in full would result in up to 88,159,508 Shares, representing the share capital of HK$8,815,950.80, being repurchased by the Company during the period prior to the next annual general meeting of the Company following the passing of the resolution referred to herein to the date upon which such authority is revoked or varied by an ordinary resolution of the Shareholders at a general meeting of the Company.

FUNDING OF REPURCHASE

In repurchasing the Shares, the Company may only apply funds entirely from the Company's available cashflow or working capital facilities and will be made out of funds legally available for such purpose in accordance with its memorandum and Articles and the applicable laws of Hong Kong.

It is envisaged that the funds required for any repurchase of Shares would be derived from the capital paid up on the Shares being repurchased and from the distributable profits of the Company.

The exercise of the Repurchase Mandate in full will not have a material adverse impact on the working capital or gearing level of the Company as compared with the position disclosed in its most recent published audited accounts as at 31st December, 2003. However, the Directors do not propose to exercise the Repurchase Mandate to such extent as would, in the circumstances, have a material adverse impact on the working capital or gearing level of the Company which in the opinion of the Directors are from time to time appropriate for the Company.

DISCLOSURE OF INTERESTS

None of the Directors or, to the best of their knowledge having made all reasonable enquiries, any of their respective associates has any present intention, in the event that the Repurchase Mandate is approved by the Shareholders, to sell any Shares to the Company or its subsidiaries (as defined in the Companies Ordinance).

No connected person has notified the Company that he/she has a present intention to sell any Shares to the Company nor has undertaken not to sell any of the Shares held by him/her to the Company, in the event that the Repurchase Mandate is approved by the Shareholders.

UNDERTAKING OF THE DIRECTORS

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the Repurchase Mandate in accordance with the Listing Rules and the applicable laws of the Hong Kong.

EFFECT OF THE TAKEOVERS CODE

If, as a result of Shares repurchase by a company, a shareholder's proportionate interest in the voting rights of the company increases, such increase will be treated as an acquisition of voting rights for the purposes of the Takeovers Code. Accordingly, a shareholder, or group of shareholders acting in concert, could obtain or consolidate control of the company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, each of Paul Y. and Hanny beneficially held 258,819,795 Shares and 258,819,794 Shares respectively, each representing approximately 29.36% of the existing issued share capital of the Company and in aggregate approximately 58.72% of the existing issued share capital of the Company. In the event that the Directors exercise the Repurchase Mandate in full to repurchase the Shares in accordance with the terms of the ordinary resolution to be proposed at the Annual General Meeting and assuming no further Shares are issued by the Company, the increase in the shareholding of each of Paul Y. and Hanny in the Company to approximately 32.62% of the issued share capital of the Company and 64.24% of the issued share capital of the Company in aggregate will not give rise to an obligation to make a mandatory offer under Rules 26 and 32 of the Takeovers Code.

Assuming that there is no further issue of Shares between the Latest Practicable Date and date of repurchase, the exercise of Repurchase Mandate whether in whole or in part will not result in less than 25% of the issued share capital of the Company being held by the public as required by Rule 8.08 of the Listing Rules. The Directors have no intention to exercise the Repurchase Mandate to an extent as may result in a public shareholding of less than such prescribed percentage.

SHARE REPURCHASES BY THE COMPANY

The Company did not repurchase any of its Shares (whether on the Stock Exchange or otherwise) in the six months preceding the Latest Practicable Date.

SHARE PRICES

The highest and lowest prices at which the Shares have been traded on the Stock Exchange during each of the previous twelve months preceding the Latest Practicable Date were as follows:

	Price per Share	
	Highest	**Lowest**
	HK$	*HK$*
2003		
April	*(Note)	*(Note)
May	0.080	0.080
June	0.090	0.080
July	0.150	0.100
August	0.195	0.138
September	0.215	0.158
October	0.260	0.142
November	0.180	0.154
December	0.184	0.163
2004		
January	0.380	0.160
February	0.570	0.380
March	0.720	0.455

Note: No transaction has been recorded.

This appendix summarizes the proposed amendments to the Articles to reflect the legislative changes to the SFO and the CAO which have become effective on 1st April, 2003 and 13th February, 2004 respectively and to incorporate the changes that are required under the revised Listing Rules which have become effective on 31st March, 2004.

ARTICLE 16 — TIME LIMIT FOR ISSUANCE OF SHARE CERTIFICATES BY THE COMPANY

Article 16 will be amended to shorten the period and in particular, to allow the Company to issue share certificate to members in the register at a time limit as prescribed in the Law or as the Exchange may from time to time determine.

ARTICLE 85(b) — CLEARING HOUSE WITHIN THE MEANING OF SFO

Article 85(b) will be amended to reflect the enactment of SFO which includes the definition of "clearing house".

ARTICLE 89(C) — VOTING RESTRICTIONS UNDER LISTING RULES

Article 89(C) will be added pursuant to the revised Listing Rules so that where any shareholder is subject to voting restrictions under the Listing Rules, any votes cast by or on behalf of such shareholder in contravention of such restriction shall not be counted.

ARTICLE 107(A)(ii) — DIRECTOR'S INTERESTS

Article 107(A)(ii) will be amended to provide that Directors shall not vote for transactions in which they or their associates have a material interest. The new interpretation of "associate(s)" under the revised Listing Rules will also be adopted. Article 107(A)(ii) will also be amended so that a Director's vote shall not be counted in the quorum present at a meeting at which any contract or arrangement in which he or his associates is materially interested is considered. It will also provide resolutions when questions relating to material interest of a Director or his associate(s) arise.

ARTICLE 120 — APPOINTMENT OF DIRECTORS

Article 120 will be amended to specify the lodgment period of the nomination of directors by shareholders, which will commence no earlier than the day after the despatch of the notice of the meeting appointed for such election and end no later than 7 days prior to the date of such meeting.

ARTICLE 122 — REMOVAL OF DIRECTORS

Article 122 will be amended to allow the shareholders of the Company to remove the directors before expiration of his period of office by ordinary resolution.

CHINA STRATEGIC HOLDINGS LIMITED
(中策集團有限公司)

(Incorporated in Hong Kong with limited liability)

(Stock Code: 235)

NOTICE IS HEREBY GIVEN that the annual general meeting of CHINA STRATEGIC HOLDINGS LIMITED (the **"Company"**) will be held at the 11th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong on 29th June, 2004 at 11:30 a.m. for the following purposes:

AS ORDINARY BUSINESS

1. To receive and consider the report of the directors, audited financial statements and auditors' report for the year ended 31st December, 2003.

2. To re-elect retiring directors and to authorise the directors to fix the remuneration of the directors.

3. To re-appoint auditors and to authorise the directors to fix the remuneration of the auditors.

AS SPECIAL BUSINESS

4. To consider and, if thought fit, pass with or without modifications, the following resolution as an ordinary resolution of the Company:

   "THAT conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited (the **"Stock Exchange"**) granting listing of, and permission to deal in, the shares of HK$0.10 each in the share capital of the Company (**"Shares"**) to be issued pursuant to the exercise of options which may be granted under the New Scheme Limit (as defined below), the refreshment of the scheme limit of the Company's share option scheme adopted on 4th June, 2002 and all other share option scheme(s) of the Company, up to 10 per cent. of the number of Shares in issue as at the date of passing this resolution (the **"New Scheme Limit"**) be and is hereby approved and any director of the Company be and is hereby authorised to do such act and execute such document to effect the New Scheme Limit."

5. To consider and, if thought fit, pass with or without modifications, the following resolution as an ordinary resolution of the Company:

"THAT:

(a) subject to paragraph (c) below, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to purchase issued shares of HK$0.10 each in the capital of the Company subject to and in accordance with all applicable laws and requirements of the Rules Governing the Listing of Securities on the Stock Exchange as amended from time to time be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) shall be in addition to any other authorisation given to the directors of the Company and shall authorise the directors on behalf of the Company during the Relevant Period to procure the Company to purchase its shares at a price determined by the directors;

(c) the aggregate nominal amount of the shares which are authorised to be purchased by the directors of the Company pursuant to the approval in paragraph (a) shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this resolution, and the said approval shall be limited accordingly; and

(d) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law or the Company's articles of association to be held; or

(iii) the date upon which the authority set out in this resolution is revoked or varied by way of ordinary resolution of the Company in general meeting."

6. To consider and, if thought fit, pass with or without modifications, the following resolution as an ordinary resolution of the Company:

"THAT:

(a) subject to paragraph (c) below, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements, options and rights of exchange or conversion which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) shall be in addition to any other authorisation given to the directors of the Company and shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements, options and rights of exchange or conversion which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval granted in paragraph (a), otherwise than pursuant to (i) a Rights Issue, or (ii) the share option scheme of the Company approved by the Stock Exchange, or (iii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the articles of association of the Company, shall not exceed 20 per cent. of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this resolution, and the said approval shall be limited accordingly; and

(d) for the purposes of this resolution:

"Relevant Period" shall have the same meaning as that ascribed to it under resolution no. 5 as set out in the notice convening the meeting of which this resolution forms part; and

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of any relevant jurisdiction, or the requirements of any recognised regulatory body or any stock exchange, in any territory outside Hong Kong)."

7. To consider and, if thought fit, pass with or without modifications, the following resolution as an ordinary resolution of the Company:

"**THAT** conditional upon the passing of the resolutions nos. 5 and 6 as set out in the notice convening the meeting of which these resolutions form part, the general mandate granted to the directors of the Company pursuant to the resolution no. 6 as set out in the notice convening the meeting of which this resolution forms part be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of share capital of the Company purchased by the Company under the authority granted pursuant to the resolution no. 5 as set out in the notice convening the meeting of which this resolution forms part, provided that such amount shall not exceed 10 per cent. of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this resolution."

8. To consider and, if thought fit, pass the following resolution as a special resolution of the Company:

"**THAT** the articles of association of the Company (the "Articles") be and are hereby amended by:

(a) by deleting the words "twenty-one days" in line 2 of Article 16 and replacing with the words "the relevant time limit as prescribed in the Companies Ordinance or as the Stock Exchange may from time to time determine, whichever is shorter,";

(b) by deleting the words "Securities (Clearing House) Ordinance of Hong Kong" in line 2 of Article 85(b) and replacing with the words "Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)";

(c) by adding the following new Article 89(C) immediately after Article 89(B):

"89(C) Where any member is, under the Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted.";

(d) by deleting Article 107(A)(ii) in its entirety and replacing it with the following new Article 107(A)(ii):

"107(A)(ii) Save as otherwise provided by the Articles, a Director shall not vote (or be counted in the quorum at a meeting) on any resolution of the Board in respect of any contract or arrangement or any other proposal in which he or any of his associates has a material interest, but this prohibition shall not apply to any of the following matters:

(a) the giving of any security or indemnity either:—

(i) to the Director or his associate(s) in respect of money lent or obligations incurred or undertaken by him or any of them at the request of or for the benefit of the Company or any of its subsidiaries; or

(ii) to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has himself/themselves assumed responsibility in whole or in part and whether alone or jointly under a guarantee or indemnity or by the giving of security;

(b) any proposal concerning an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase where the Director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

(c) any proposal concerning any other company in which the Director or his associate(s) is/are interested only, whether directly or indirectly, as an officer or executive or shareholder or in which the Director or his associate(s) is/are beneficially interested in shares of that company, provided that the Director and any of his associates are not in aggregate beneficially interest in 5% or more of the issued shares of any class of such company (or of any third company through which his interest or that of his associates is derived) or of the voting rights;

(d) any proposal or arrangement concerning the benefit of employees of the Company or its subsidiaries including:—

(i) the adoption, modification or operation of any employees' share scheme or any share incentive or share option scheme under which the Director or his associate(s) may benefit; or

(ii) the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme which relates both to directors, his associates and employees of the Company or any of its subsidiaries and does not provide in respect of any director or his associate(s), as such any privilege or advantage not generally accorded to the class of persons to which such scheme or fund relates;

(e) any contract or arrangement in which the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his/their interest in shares or debentures or other securities of the Company.

If any question shall arise at any meeting of the Board as to the materiality of the interest of a Director (other than the chairman of the meeting) or his associate(s) or as to the entitlement of any Director (other than such chairman) to vote or be counted in the quorum and such question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, such question shall be referred to the chairman of the meeting and his ruling in relation to such other Director or his associate(s) shall be final and conclusive except in a case where the nature or extent of the interest of the Director or his associate(s) concerned as known to such Director has not been fairly disclosed to the Board. If any question as aforesaid shall arise in respect of the chairman of the meeting or his associate(s), such question shall be decided by a resolution of the Board (for which purpose such chairman shall not be counted in the quorum and shall not vote thereon) and such resolution shall be final and conclusive except in a case where the nature or extent of the interest of such chairman or his associate(s) as known to such chairman has not been fairly disclosed to the Board. For the purposes of this paragraph and in relation to an alternate Director, an interest of his appointor or his associate(s) shall be treated as an interest of the alternate Director without prejudice to any interest which the alternate Director has otherwise.";

(e) by deleting Article 120 in its entirety and replacing it with the following new Article 120:

"120. No person, other than a retiring Director, shall, unless recommended by the Directors for election, be eligible for election to the office of Director at any general meeting, unless notice in writing of the intention to propose that person for election as a Director and notice in writing by that person of his willingness to be elected shall have been given to the Company at least seven days before the date of general meeting. Such period for lodgment of the notices shall commence no earlier than the day after the despatch of the notice of the meeting appointed for such election and end no later than seven days prior to the date of such meeting, provided that such period shall be at least seven days.";

(f) by deleting the words "special resolution" in the first line in Article 122 and inserting in its place the words "ordinary resolution";

and **THAT** any director of the Company be and is hereby authorised to take such further action as he may, in his sole and absolute discretion thinks fit for and on behalf of the Company to implement the aforesaid amendments to the existing articles of association of the Company."

By Order of the Board
CHINA STRATEGIC HOLDINGS LIMITED
Chan Yan Yan, Jenny
Company Secretary

Hong Kong, 30th April, 2004

Notes:

(1) Any shareholder entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a shareholder of the Company.

(2) In order to be valid, a form of proxy in the prescribed form together with the power of attorney or other authority (if any) under which it is signed must be deposited at the share registrars of the Company, Standard Registrars Limited at G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time fixed for holding the meeting.

(3) With respect to the resolution set out in resolution no. 4 of the notice, approval is being sought from shareholders for an approval to be given to the directors to refresh the 10% general limit on grant of options under the share option scheme adopted on 4th June, 2002 and all other share option scheme(s) of the Company.

(4) With respect to the resolution set out in resolution no. 5 of the notice, approval is being sought from shareholders for a general mandate to be given to the directors to purchase shares of the Company.

(5) With respect to the resolutions set out in resolution nos. 6 and 7 of the notice, approval is being sought from shareholders for general mandates to be given to the directors to allot, issue and deal with shares of the Company in accordance with the Rules Governing the Listing of Securities on the Stock Exchange.

(6) An explanatory statement containing the information with respect to the resolutions set out in resolution nos. 4 and 5 of the notice of the meeting will be sent to the shareholders together with the 2003 Annual Report.

(7) Delivery of an instrument appointing a proxy should not preclude a member from attending and voting in person at the above meeting or any adjournment thereof and in such event, the instrument appointing a proxy shall be deemed to be revoked.

(8) In the case of joint holders of a share, any one of such joint holders may vote, either in person or by proxy, in respect of such share as if he/she were solely entitled thereto to if more than one of such joint holders are present at the above meeting, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. For this purpose, seniority shall be determined by the order in which the names stand in the register of members of the Company in respect of the joint holding.

(9) As at the date hereof, Dr. Chan Kwok Keung, Charles, Dr. Yap, Allan, Mr. Li Wa Kin, Ms. Chau Mei Wah, Rosanna and Ms. Chan Ling, Eva are executive directors of the Company, Mr. David Edwin Bussmann and Ms. Fung Wan Yiu, Agnes are independent non-executive directors of the Company and Messrs. Chan Kwok Hung and Lui Siu Tsuen, Richard are alternate directors of the Company to Messrs. Chan Kwok Keung, Charles and Yap, Allan respectively.

此乃要件　請即處理

閣下如對本文件任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之中策集團有限公司證券全部**售出或轉讓**，應立即將本通函及隨附之代表委任表格送交買主或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。

CHINA STRATEGIC HOLDINGS LIMITED
（中策集團有限公司）

（於香港註冊成立之有限公司）

股份代號：235

建議
更新根據購股權計劃
授出購股權之10%一般上限、
購回股份及發行股份之一般授權、
建議修訂組織章程細則
及
股東週年大會通告

中策集團有限公司謹訂於二零零四年六月二十九日上午十一時三十分假座香港九龍觀塘鴻圖道51號保華企業中心11樓舉行股東週年大會，大會通告載於本通函第15至22頁。隨附股東於股東週年大會適用之代表委任表格。無論　閣下能否親身出席股東週年大會，務請盡快按照隨附代表委任表格上印列之指示填妥表格並交回本公司之股份過戶登記處標準證券登記有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，惟在任何情況下最遲須於股東週年大會指定舉行時間48小時前交回。填妥並交回代表委任表格後，　閣下仍可依願親自出席股東週年大會並於會上投票。

二零零四年四月三十日

目錄

頁次

責任聲明

本通函根據上市規則之規定提供有關本集團之資料。董事共同及各自對本通函所載資料之準確性承擔全部責任，並經一切合理查詢後確認，就彼等所知及所信，本通函並無遺漏任何可致使本通函所載有關本集團之任何聲明有所誤導之其他事實。

釋義

於本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「股東週年大會」	指	本公司謹訂於二零零四年六月二十九日上午十一時三十分假座香港九龍觀塘鴻圖道51號保華企業中心11樓舉行股東週年大會或其任何續會(視情況而定)
「組織章程細則」	指	本公司之組織章程細則
「聯繫人士」	指	具上市規則所賦予之相同涵義
「董事會」	指	董事會
「公司(修訂)條例」	指	二零零三年公司(修訂)條例
「本公司」	指	中策集團有限公司，於香港註冊成立之有限公司，其股份於聯交所主板上市
「公司條例」	指	香港法例第32章公司條例
「關連人士」	指	具上市規則所賦予之相同涵義
「董事」	指	本公司董事
「一般授權」	指	配發、發行及處理本公司於通過有關決議案當日之已發行股本總額中不超過20%新股份之一般授權
「本集團」	指	本公司及其附屬公司
「錦興」	指	錦興集團有限公司，於百慕達註冊成立之有限公司，其股份於聯交所上市
「港元」	指	香港法定貨幣港元

「香港」	指	中華人民共和國香港特別行政區
「最後實際可行日期」	指	二零零四年四月二十六日，即本通函印發前可確定本通函所述若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「保華」	指	保華德祥建築集團有限公司，於百慕達註冊成立之有限公司，其股份於聯交所上市
「更新」	指	建議更新購股權計劃及本公司其他購股權計劃下授出購股權之10%一般上限
「購回授權」	指	購回本公司於通過有關決議案當日之已發行股本總額中不超過10%繳足股份之授權
「證券及期貨條例」	指	香港法例第571章證券及期貨條例(經不時修訂)
「購股權計劃」	指	本公司於二零零二年六月四日舉行之股東特別大會上採納之購股權計劃
「股東」	指	股份之持有人
「股份」	指	本公司股本中每股面值0.10港元之普通股
「聯交所」	指	香港聯合交易所有限公司
「主要股東」	指	具上市規則所賦予之相同涵義
「收購守則」	指	香港公司收購及合併守則
「%」	指	百分比
「二零零三年年報」	指	本公司截至二零零三年十二月三十一日止年度之年報

CHINA STRATEGIC HOLDINGS LIMITED
(中策集團有限公司)

(於香港註冊成立之有限公司)

執行董事：
陳國強 *(主席兼行政總裁)*
Yap, Allan *(副主席)*
李華健 *(副董事總經理)*
周美華
陳玲

獨立非執行董事：
卜思問
馮蘊瑤

替任董事：
陳國鴻 *(替任陳國強)*
呂兆泉 *(替任Yap, Allan)*

註冊辦事處：
香港
九龍
觀塘
鴻圖道51號
保華企業中心
8樓

敬啟者：

建議
更新根據購股權計劃
授出購股權之10%一般上限、
購回股份及發行股份之一般授權、
建議修訂組織章程細則
及
股東週年大會通告

緒言

本通函旨在向 閣下提供有關若干將於股東週年大會上提呈之普通決議案及特別決議案之資料，以便 閣下可就是否投票贊成或反對該等決議案作出知情決定。

本公司將於股東週年大會上提呈決議案，以批准(i)更新；(ii)建議授予董事購回授權及一般授權；及(iii)修訂組織章程細則以遵守於二零零四年三月三十一日起生效之經修訂上市規則及分別已於二零零三年四月一日及二零零四年二月十三日起生效之證券及期貨條例及公司(修訂)條例。

更新根據購股權計劃授出購股權之10%一般上限

於二零零二年六月四日，為遵照上市規則有關上市公司購股權計劃之修訂條文，本公司已採納購股權計劃。

於二零零二年六月四日，即股份於聯交所上市而購股權計劃成為無條件之日，根據購股權計劃及本公司任何其他購股權計劃授出之所有購股權獲行使而可發行之股份數目最高為46,097,894股，即當日已發行股份之10%。

於最後實際可行日期，根據購股權計劃已授出共25,000,000份購股權(包括已行使、未行使、已註銷或已失效者)，其中25,000,000份已予行使，概無購股權尚未行使、已註銷或已失效。

除非將根據購股權計劃或本公司其他購股權計劃授出購股權之10%一般上限予以「更新」，否則可透過根據購股權計劃授出購股權而發行之股份僅多至21,097,894股。

更新可使本公司進一步向合資格參與人(即本集團之任何僱員、行政人員或管理人員(包括本集團之執行及非執行董事)，以及董事會全權決定認為對已為或可為本集團作出貢獻之任何供應商、專業顧問、代理商、顧問、股東、客戶、合伙人及業務聯繫人士)授出購股權，以茲鼓勵及獎賞。

建議

因此茲建議待股東於股東週年大會上批准及遵守上市規則所載之其他規定下，購股權計劃及其他購股權計劃所授出購股權之一般限額將更新至股東於股東週年大會上批准更新限額日期已發行股份之10%，而就計算更新限額而言，先前根據購股權計劃及本公司任何購股權計劃所授出之購股權(包括根據該計劃尚未行使、已註銷、已失效之購股權或已行使之購股權)將不會計算在內。

根據上市規則，於任何時候因悉數行使根據購股權計劃及本公司任何其他購股權計劃已授出但尚未行使或將予行使之購股權而可能發行之股份將不得超過不時已發行股份之30%。倘本公司或其任何附屬公司之任何計劃所授出之購股權將致使超過30%限額，則不得授出任何購股權。

於最後可行日期，已發行股份為881,595,087股。假設於股東批准更新限額前並無進一步發行或購回股份，則根據更新一般限額本公司可授出之購股權最高可達88,159,508股股份，相當於股東週年大會日期已發行股份之10%。

條件

根據購股權計劃及上市規則之規定，股東週年大會上將提呈一項普通決議案以批准購股權計劃及本公司任何其他購股權計劃之「更新」限額，因此，倘「更新」限額獲得批准，因悉數行使根據購股權計劃及本公司所有其他購股權計劃所授出之購股權而可能發行之證券總數不得超過批准更新限額日期已發行股份總數之10%。

採納購股權計劃之更新限額須待下列條件達成後，方可作實：

(a) 股東於股東週年大會上通過一項普通決議案以批准更新購股權計劃或本公司其他購股權計劃所授出購股權之10%一般限額；及

(b) 聯交所批准因行使根據購股權計劃及本公司所有其他購股權計劃之更新一般限額所授出之任何購股權而須予發行之股份上市及買賣。

申請上市

本公司將向聯交所上市委員會申請批准因行使根據更新所授出之任何購股權而可能須予發行之股份上市及買賣。

購回股份及發行新股份之一般授權

購回股份之一般授權

於股東週年大會上，本公司將提呈第5號普通決議案授予董事購回授權。根據購回授權，本公司可購回之股份數目最高不得超過有關普通決議案通過之日本公司已發行及繳足股本之10%。本公司在市場購回本公司股份之有關權力受制於上市規則之規定。該項授權只容許本公司於截至本公司下屆股東週年大會舉行之日、根據本公司之組織章程細則或香港任何適用法例規定本公司須舉行下屆股東週年大會之日或股東於本公司股東大會通過普通決議案撤銷或修訂該項修訂之日（以最早者為準）之期間進行購回。

根據上市規則，本通函附錄一載有一份説明函件，向　閣下提供一切合理必須之資料，使　閣下可就將於股東週年大會上提呈以批准授予購回授權之普通決議案是否投票贊成或反對作出知情決定。

發行新股份之一般授權

於股東週年大會上，本公司亦將提呈第6號及第7號普通決議案，以授予董事一般授權，藉此賦予董事靈活性及酌情權發行新股份。此外，本公司亦將提呈決議案以擴大一般授權而購回之股份數目。

修訂組織章程細則

聯交所已修訂上市規則，而經修訂上市規則於二零零四年三月三十一日起生效。此外，證券及期貨條例及公司（修訂）條例亦分別於二零零三年四月一日及二零零四年二月十三日起生效。

因此，董事會建議對組織章程細則作若干修訂，以符合經修訂上市規則之規定，同時亦符合證券及期貨條例及公司條例之最新規定。

細則第85(b)條將建議修訂，以反映證券及期貨條例生效，而條例內亦包含「結算所」之涵義。

根據已為公司(修訂)條例所修訂之公司條例，不論公司之組織章程之條文為何，董事可以普通決議案(而非特別決議案)辭退董事。就此而言，將組織章程細則之修訂將予提呈，以反映此法例上轉變。

建議修訂之組織章程細則亦載有公司管治問題，其中包括根據新上市規則附錄三之規定，披露有關候任董事於股東大會膺選前及發出有關膺選通知之資料，以及股東於股東大會及董事於董事會會議就任何事宜之投票情況，而有關事宜乃董事及／或彼等之聯繫人士擁有重大權益。

建議修訂之組織章程細則載於本通函第13至14頁股東週年大會內之第8號特別決議案。修訂建議之概要亦載於本通函附錄二。

股東週年大會

股東週年大會通告載於本通函第15至22頁。於股東週年大會上，除大會之一般事務外，亦將提呈決議案以分別批准更新、一般授權、購回授權及修訂組織章程細則。

建議於股東週年大會上膺選連任之董事詳情載於二零零三年年報內。

隨附股東週年大會之股東代表委任表格。無論　閣下能否親身出席股東週年大會，務請盡快按照隨附代表委任表格上印列之指示填妥表格並交回本公司之股份過戶登記處標準證券登記有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，惟在任何情況下最遲須於股東週年大會指定舉行時間48小時前交回。填妥並交回代表委任表格後，　閣下仍可依願親自出席股東週年大會並於會上投票。

根據組織章程細則第80條，於股東大會上提呈之每項決議案須由親身出席之股東舉手投票表決，惟股東大會主席或以下人士可能（於宣佈舉手投票之結果時或之前）要求以不記名投票方式表決：

(a) 至少三名親身出席或委派代表出席而於當時有權於大會上投票之股東；

(b) 任何親身出席或透過派代表出席而於當時有權於大會上投票權不少於全體股東總投票權十分之一之股東；或

(c) 任何親身出席或透過委派代表出席，並持有本公司股份之股東，有關股份賦予持有人在大會上之投票權，數目佔全部具備此權利股份之繳足總額之十分之一。

推薦意見

董事認為，(i)更新；(ii)建議向董事授出購回授權及一般授權；及(iii)建議修訂組織章程細則乃符合本公司及股東整體之最佳利益，因此董事建議各股東將於股東週年大會上提呈之第4至8號普通決議案投贊成票。

備查文件

以下文件之副本由本通函日期起至股東週年大會舉行日期（包括該日）之正常辦公時間內可於本公司之註冊辦事處查閱：

(i) 本公司之組織章程大綱及細則；及

(ii) 購股權計劃。

此致

列位股東 台照

代表董事會

中策集團有限公司

執行董事

陳玲

謹啟

二零零四年四月三十日

本附錄遵照上市規則第10.06(1)(b)條規定，並為公司條例第49BA(3)(b)節所規定建議購回股份條款之備忘錄，為　閣下提供一切所須合理資料，以便　閣下作出知情決定，投票贊成或反對提呈之決議案。

上市規則

上市規則准許在聯交所作為第一上市市場之公司在聯交所購回其股份，惟須受若干限制，茲將若干最主要之限制撮述如下：

(a) 股東批准

以聯交所作為第一上市市場之公司擬進行之所有購回股份事宜，均須事先獲股東通過普通決議案（不論是透過一般授權或特別批准）。

(b) 資金來源

購回股份之資金，須完全來自公司現有之現金流量或營運資金，而根據公司之組織章程大綱及細則以及香港法例，公司僅可動用依法可撥作該用途之資金購回股份。

進行購回股份之原因

董事相信，繼續獲股東授出一般權力讓董事會得以在市場上購回本公司股份，乃符合本公司及其股東之最佳利益。進行購回可提高本公司價值及其資產淨值及／或其每股盈利，惟須視乎當時市況及集資安排而定，而董事僅會在認為購回可在整體上對本公司及股東有利時方會進行購回。

股本

於最後實際可行日期，(i)本公司有881,595,087股已發行股份，即88,159,508.70港元之已發行股本；及(ii)並無根據購股權計劃授權持有人認購股份之未行使購股權。

待提呈有關批准購回授權之普通決議案獲通過，倘本公司於股東週年大會前再無發行、配發或購回其他股份，則由本通函所指決議案通過之日直至本公司下屆股東週年大會前期間內，在股東於股東大會上以普通決議案撤銷或修訂購回授權前，全面行使購回授權可令本公司購回最多達88,159,508股股份，相當於8,815,959.80港元之股本。

購回所用資金

購回股份之資金須完全來自本公司現有之現金流量或營運資金，而本公司僅可動用根據本公司之組織章程大綱及細則以及香港適用法例可合法用於該用途之資金購回股份。

預計購回股份所須之任何資金將來自所購回股份之繳足股本及本公司之可供分派溢利。

與本公司截至二零零三年十二月三十一日最新公佈之經審核賬目披露之財政狀況相比，全面行使購回授權不會對本公司之營運資金或負債水平構成重大不利影響。然而，倘董事會認為行使購回授權會對本公司當時具備之營運資金或負債水平有重大不利影響，則董事會不擬行使購回授權。

權益披露

倘購回授權獲股東通過，各董事或彼等各自之任何聯繫人士(經董事作出一切合理查詢後所知)現時均無意向本公司或其附屬公司(定義見公司條例)出售任何股份。

倘購回授權獲股東通過，概無任何關連人士曾知會本公司，現擬向本公司出售股份，或承諾不會向本公司出售彼所持有之任何股份。

董事承諾

董事已向聯交所承諾將在適用範圍內按照上市規則及香港適用法例行使購回授權。

收購守則之影響

倘公司購回股份後，某股東在本公司所佔之附投票權權益比例有所增加，則就收購守則而言，該項增加將被視為某股東增持本公司之控制權。因此，一名股東或一組行動一致股東可取得或聯合取得本公司之控制權，從而須按照收購守則第26條提出強制性收購建議。

於最後實際可行日期，保華及錦興分別實益持有258,819,795股股份及258,819,794股股份，各佔本公司現有已發行股本約29.36%，合共佔本公司現有已發行股本約58.72%。倘董事根據將於股東週年大會上建議之購回授權之條款悉數行使購回授權之權力之普通決議，並假設本公司概無發行其他股份，保華及錦興各自於本公司之持股量將分別增至佔本公司已發行股本約32.62%，及共佔本公司已發行股本約64.24%，而上述增長將不會導致收購守則第26條及第32條項下作出強制性收購建議之責任。

假設於最後實際可行日期及購回日期之間並無發行其他股份，則全部或部份行使購回授權將不會導致公眾持股量低於按上市規則第8.08條規定其已發行股本之25%。董事不擬行使購回授權致使公眾持股量低於所指定之百分比。

本公司購回股份

本公司於最後實際可行日期前六個月內並無購回任何股份（不論在聯交所或循其他途徑）。

股份價格

股份於最後實際可行日期前十二個月每月在聯交所錄得之最高及最低成交價如下：

	每股股份 最高價 *港元*	 最低價 *港元*
二零零三年		
四月	**(附註)*	**(附註)*
五月	0.080	0.080
六月	0.090	0.080
七月	0.150	0.100
八月	0.195	0.138
九月	0.215	0.158
十月	0.260	0.142
十一月	0.180	0.154
十二月	0.184	0.163
二零零四年		
一月	0.380	0.160
二月	0.570	0.380
三月	0.720	0.455

附註： 並無錄得成交。

本附錄撮錄有關組織章程細則之修訂建議，以反映證券及期貨條例與公司(修訂)條例分別於二零零三年四月一日及二零零四年二月十三日生效之立法修訂，以及根據二零零四年三月三十一日生效之經修訂上市規則之規定作出所須改動。

細則第16條－本公司發行股票之時限

細則第16條將予修訂，以縮短時限，並令公司可在法例規定之相關時限內或在聯交所不時訂定之時限內向股東發出股票。

細則第85(b)條－證券及期貨條例之釋義下之結算所

細則第85(b)條將予修訂，以反映包含「結算所」涵義之證券及期貨條例生效。

細則第89(C)條－上市規則下之投票限制

根據經修訂之上市規則加入細則第89(C)條，任何受到上市規則限制其投票之股東，其親自或經任何代表所投票數倘違反有關限制，有關票數將不獲點算。

細則第107(A)(ii)條－董事權益

細則第107(A)(ii)條將予修訂，訂明董事不得就有關其本身或其聯繫人士擁有重大權益之交易作出投票。經修訂上市規則項下「聯繫人士」之新涵義亦將予採納。細則第107(A)(ii)條亦將予修訂，訂明會議審議之任何合約或安排，若關乎董事本身或其聯繫人士之重大權益，其票數將不會被計入該會議之法定人數。該條文亦訂明董事或其聯繫人士出現是否涉及重大利益之問題時所採用之決議案。

細則第120條－董事之委任

細則第120條將予修訂，以訂明股東提名董事之通知期不得早於寄發有關推選而召開之股東大會通告之翌日並不得遲於該股東大會日期前七日。

細則第122條－辭退董事

細則第122條將予修訂，以容許本公司股東在其任期屆滿前以普通決議案辭退董事。

CHINA STRATEGIC HOLDINGS LIMITED
(中策集團有限公司)

(於香港註冊成立之有限公司)
(股份代號：235)

茲通告中策集團有限公司(「**本公司**」)謹訂於二零零四年六月二十九日上午十一時三十分假座香港九龍觀塘鴻圖道51號保華企業中心11樓舉行股東週年大會，藉以進行下列事項：

作為普通事項

1. 省覽截至二零零三年十二月三十一日止年度之本公司董事會報告書、經審核財務報表及核數師報告書。

2. 重選退任董事及授權董事會釐定董事酬金。

3. 續聘核數師及授權董事釐定核數師酬金。

作為特別事項

4. 考慮並酌情通過下列決議案為本公司普通決議案(不論有否修訂)：

   「**動議**批准待香港聯合交易所有限公司(「**聯交所**」)上市委員會批准因行使根據新計劃限制(定義見下文)可能授出之購股權獲行使而發行之本公司股本中每股面值0.10港元之股份(「**股份**」)上市及買賣後，將本公司於二零零二年六月四日採納之購股權計劃及本公司所有其他購股權計劃之計劃上限更新為於本決議案通過日期之已發行股份數目之10%(「**新計劃上限**」)，及授權本公司任何董事辦理有關事宜及簽立有關文件以實行新計劃上限。」

5. 考慮並酌情通過下列決議案為本公司普通決議案(不論有否修訂):

「**動議**:

(a) 在下文(c)段之規限下,全面及無條件批准本公司董事於有關期間行使本公司一切權力根據一切適用法律及聯交所證券上市規則(以不時修訂之版本為準)之規定購回本公司股本中每股面值0.10港元之股份;

(b) (a)段所述之批准將附加於任何已給予本公司董事會之其他授權,並授權董事會於有關期間促使本公司按董事決定之價格購回本公司股份;

(c) 於有關期間本公司董事會根據(a)段之批准購買之股份面值總額,不得超過本決議案通過當日本公司已發行股本面值總額之10%,而上述批准亦須受此數額限制;及

(d) 就本決議案而言:

「有關期間」指由本決議案通過當日至下列最早時間止之期間:

(i) 本公司下屆股東週年大會結束時;

(ii) 依照法例或或本公司組織章程細則規定本公司須舉行下屆股東週年大會之期限屆滿時;或

(iii) 本決議案所述授權於股東大會上以本公司普通決議案撤回或修改當日。」

6. 考慮並酌情通過下列決議案為本公司普通決議案(不論有否修訂):

「**動議**:

(a) 在下文(c)段所限制下,全面及無條件批准本公司董事會於有關期間行使本公司一切權力,以配發、發行及處置本公司股本中之額外股份,及作出或授予或須行使此等權力之售股建議、協議及購股權以及轉換或兑換權;

(b) 上文第(a)段之批准可附加於本公司董事所獲得之任何其他授權,並授權本公司董事可在有關期間作出或授予或須於有關期間過後行使此等權力之配售建議、協議及購股權以及轉換或兑換權;

(c) 本公司董事依據上文(a)段之批准而配發或同意有條件或無條件配發(無論是否依據購股權或以其他方式配發者)之股本面值總額(但非根據(i)配售新股、或(ii)聯交所批准之購股權計劃、或(iii)按照本公司之公司細則配發股份以代替本公司全部或部份股息之任何以股代息或類似安排),不得超過於通過本決議案日期本公司已發行股本面值總額之20%,而上述限制亦應受到相應限制;及

(d) 就本決議案而言:

「有關期間」與大會通告(本決議案為其中一部份)所載第5號決議案所界定者具相同涵義;及

「配售新股」乃指本公司董事會於指定期間內向於一指定記錄日期名列股東名冊上之股份持有人,按照彼等當時所持股份之比例配售股份之建議,惟本公司董事有權就零碎股權或香港以外任何司法權區之法例或任何認可管制機構或證券交易所之規定所引致之任何限制或責任而必需或權宜取消彼等在此方面之權利或作出其他安排除外。」

7. 考慮並酌情通過下列決議案為本公司普通決議案(不論有否修訂):

「**動議**待大會通告(本決議案為其中一部份)所載第5及6號決議案通過後,擴大根據大會通告(本決議案為其中一部份)第6項決議案授予本公司董事之一般授權,加入本公司根據大會通告(本決議案為其中一部份)第5項決議案之授權購回之本公司股本面值總額,惟此數額不得超過本公司於本決議案通過之日已發行股本面值總額之10%。」

8. 考慮並酌情通過下列決議案為本公司特別決議案:

「**動議**修訂本公司之組織章程細則(「細則」)如下:

(a) 刪掉細則第16條第2行「二十一天」等字眼,並以「按公司條例或聯交所不時批准之有關時間限制,以較短者為準」代替;

(b) 刪掉細則第85(b)條第2行「香港證券(結算所)條例」等字眼,並以「香港法例第571章證券及期貨條例」代替;

(c) 於緊接細則第89(B)條,加入下列之新細則89(C)條:

「89(C) 若任何股東,按照上市規則,需要就任何個別議案禁止投票,或需就任何個別議案只能投贊成或反對票的,如違反該要求或禁止規定,任何由該股東或代表該股東所投之票將不獲計算。」;

(d) 將細則第107(A)(ii)條全部刪掉，並以下列之新細則第107(A)(ii)條替代：

「107(A)(ii)除細則另行規定外，董事不得就本身或其任何聯繫人擁有重大利益之合約或安排或任何其他建議之任何決議案參與表決(也不得計入有關會議之法定人數)，但以上禁制不適用於下列事項，即：

(a) 向以下任何一者作出保證或彌償保證：

(i) 向董事或其聯繫人士，因應本公司或其任何附屬公司要求，或為本公司或其任何附屬公司利益，而涉及由彼或其中之一所借出款項或承擔責任；或

(ii) 向第三者，就涉及本公司或其任何附屬公司之債務或責任，而董事或其聯繫人士承擔全部或部份責任及不論是否根據一項擔保或彌償保證或作出保證而個別及共同承擔責任；

(b) 任何有關提呈發售本公司或有關由本公司提呈發售發行或其創立或擁有權益之任何其他公司之股份或債券或其他證券以供認購或購買而董事或其任何聯繫人士參與或將會參與發售建議之包銷或分包銷；

(c) 任何涉及其他公司之建議，而董事或其聯繫人士僅以主管或行政人員或股東身份而擁有權益(不論直接或間接)，或董事或聯繫人士於該公司之股份擁有實益權益，惟董事及其任何聯繫人士並非合共擁有該公司(或董事或其聯繫人士之權益透過其衍生之任何第三者公司)之任何類別已發行股份或投票權百分之五或以上之實益權益；

(d) 任何有關本公司或其附屬公司僱員利益之建議或安排，包括：

(i) 董事或其任何聯繫人士可從採納、修訂或實施任何僱員股份計劃或任何股份獎勵或購股權計劃而受惠；或

(ii) 採納、修訂或實施公積金或退休金、死亡或傷殘津貼計劃；上述計劃與董事、其聯繫人士及本公司或其附屬公司之員工有關，而其中並無給予董事或其任何聯繫人士任何與該計劃或基金有關之人士一般未獲賦予特權或利益；

(e) 任何董事或其任何聯繫人士只因其在本公司股份或債券或其他證券擁有之權益而與本公司股份或債券或其他證券之其他持有人以同一方式在其中擁有權益之合約或安排。

倘在任何董事會會議上產生關於董事(大會主席除外)或其任何聯繫人士之權益之實質性或關於任何董事(大會主席除外)之投票權益或被點算為法定人數之內之任何問題，而該問題未透過其自願同意放棄投票或不被點算為法定人數之內予以解決，則該問題須轉交大會主席作最終且不可推翻之決定，惟倘屬就該董事所知有關其或其任何聯繫人士權益之性質或範圍尚未向董事會公平地披露之情況則作別論。倘如前所述之任何問題就大會主席或其任何聯繫人士產生，則該問題應透過董事會決議案予以決定(就此而言，該主席不應被點算為法定人數之內及不應就該決議案投票)及該決議案應為最終且不可推翻，惟倘屬就該主席所知有關其或其任何聯繫人士權益之性質或範圍尚未向董事會公平地披露之情況則作別論。就本段而言及關於替任董事，其委任人或其任何聯繫人士之權益須被視為替任董事之權益，且不損替任董事另外擁有之任何權益。」；

(e) 刪除細則第120條全部內容，並由下列新細則第120條代替：

「120.除非獲董事提名膺選，概無任何人士(退任董事除外)合資格在任何股東大會上當選擔任董事會成員，除非本公司於股東大會日期前最少七天收到建議推選該名人士為董事之書面意向通知及該名人士自願當選之書面意向通知。呈交通知書之該段期間應於不早於寄發為該選舉而定之會議通知後當日開始，並於不遲於該會議日期前七天結束為止，惟該段期間最少應為七天。」；

(f) 刪除細則第122條中第一行「特別決議案」一詞，並以「普通決議案」取代；

並**動議**授權任何本公司董事採取其全權酌情認為適當之進一步行動以為著並代表本公司實行上述對本公司現有組織章程細則之修訂。」

承董事會命
中策集團有限公司
公司秘書
陳欣欣

香港，二零零四年四月三十日

附註：

(1) 凡有權出席大會及於會上投票之本公司股東，均有權委任一位或以上受委代表代其出席及投票。受委代表毋須為本公司股東。

(2) 符合既定形式之代表委任表格連同經簽署之授權書或其他授權文件(如有)或經公證人簽署之授權書或授權文件副本，最遲須於大會指定舉行時間48小時前送抵本公司之股份過戶登記處標準證券登記有限公司(地址為香港灣仔告士打道56號東亞銀行港灣中心地下)，方為有效。

(3) 就通告第4號決議案所載之決議案而言，本公司乃敦請股東批准董事更新根據二零零二年六月四日採納之購股權計劃及本公司所有其他購股權計劃授出之購股權之10%一般上限。

(4) 就通告第5號決議案所載之決議案而言，本公司乃敦請股東批准授予董事購回本公司股份之一般授權。

(5) 就通告第6及7號決議案所載之決議案而言，本公司乃敦請股東批准授予董事根據聯交所證券上市規則之規定而配發、發行及處置本公司股份之一般授權。

(6) 載有關於大會通告第4及5號決議案所載決議案之資料之說明函件將連同二零零三年年報一併寄交股東。

(7) 填妥及交回本代表委任表格後，股東仍可依願親身出席大會或其任何續會及於會上投票，其時代表委任表格將作撤銷論。

(8) 就本公司任何股份之聯名登記持有人而言，任何一名聯名持有人可親身或委派代表出席大會投票，猶如其為唯一有權投票者；惟倘多於一位聯名持有人出席大會，則就該等聯名持有之股份而言在本公司股東名冊內排名首位之持有人方獨有權親身或委派代表就有關股份投票，其他聯名持有人之投票則概不受理。

(9) 於本通告日期，陳國強博士、Yap, Allan博士、李華健先生、周美華女士及陳玲女士為本公司之執行董事，卜思問先生及馮蘊瑤女士為本公司之獨立非執行董事，而陳國鴻先生及呂兆泉先生則分別為本公司陳國強博士及Yap, Allan博士之替任董事。